                                                ------------------------------
                                                          OMB APPROVAL
                                                ------------------------------
                                                OMB Number:  3235-0287
                                                Expires: September 30, 1998
                                                Estimated average burden hours
                                                per response............   0.5
                                                ------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Wicker                              Damion              E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
c/o Chase Venture Capital Associates, LLC ("CVCA, LLC")
380 Madison Avenue 12th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                            New York             10017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Landec Corporation ("LNDC")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

March 2000

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          N/A            N/A             N/A         N/A    N/A      1,306,817      1         (FN 2)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options (right      $.86     5/27/95  N/A       N/A          Immed.  5/27/05   Common    35,434  0.00     35,434    D (FN 3)
to buy)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Options (right      $7.625   2/2/97   N/A       N/A          Immed.  2/2/07    Common    20,000  0.00     35,434    D (FN 3)
to buy)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Options (right      $.575    12/14/93 N/A       N/A          Immed.  12/15/98  Common     3,478  0.00     35,434    D (FN 4)
to buy)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Options (right      $.8625   5/25/95  N/A       N/A          Immed.  5/25/05   Common     3,478  0.00     35,434    D (FN 4)
to buy)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Options (right      $9.34    12/14/93 N/A       N/A          Immed.  1/26/06   Common     5,000  0.00     35,434    D (FN 4)
to buy)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

Explanation of Response:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA,LP"), (ii) CCP-SBIC Manager, LLC ("CCP-SBIC"), a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, and (iii) CCP-CMC Consolidating, LLC ""Consolidating"), a newly organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP became the managing member of Consolidating and pursuant to a master advisory agreement with CCP-SBIC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interest of its ultimate security holders. As of March 13, 2000, Consolidating was dissolved and the sole member of Consolidating became the non-managing member of CVCA, LLC. CCP remains the manager, by delegation, of CVCA, LLC.

(2) The amounts shown represent the beneficial ownership of the Issuer's securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of CCP, which is (i) the sole managing member of CCP-SBIC, the managing member of CVCA, LLC, and (ii) the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership is not readily determinable because it is subject to several variables, including CVCA, LLC's and CCP's internal rate of return and vesting.

(3) and (4) The Common Stock and Options identified by footnotes 3 and 4 to Table II were granted to the reporting person, in the case of those marked by footnote 3, or to Mitchell Blutt, M.D., a former director of the Issuer and a general partner of CCP, in the case of footnote 4, in their capacity as directors of the Issuer. The reporting person and Dr. Blutt are contractually obligated to transfer the Common Stock and any shares issued under the Options to CVCA, LLC.


             /s/ Damion Wicker                                     4/7/2000
---------------------------------------------            -----------------------
                 Damion Wicker                                     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2